DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Brent L. Bernell brent.bernell@us.dlapiper.com T 512.457.7044 F 512.721.2214
March 1, 2021
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief
Matthew Crispino, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

Re:	SWI Spinco, LLC
Confidential Draft Registration Statement on Form 10
Submitted December 4, 2020
CIK No. 0001834488
Ladies and Gentlemen:
On behalf of SWI Spinco, LLC, a Delaware limited liability company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 31, 2020 with respect to the Company’s Draft Registration Statement on Form 10 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement. Page numbers used herein refer to the page numbers of Exhibit 99.1 to Amendment No. 1.
Summary
Our Business, page 1
1.Please clarify how you define small and medium-sized enterprises, or SMEs. Also, please tell us if your software platform utilizes SolarWinds' Orion monitoring products.

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Division of Corporation Finance
March 1, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 100 of Amendment No. 1. In addition, the Company advises the Staff that none of its N-able solutions utilize SolarWinds’ Orion monitoring products.
Growth Strategy
Broaden our co-managed IT footprint, page 7
2.Please disclose the percentage of your MSP partners that currently service larger enterprises through the co-managed IT model.
Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that it is unable to provide the percentage of MSP partners that currently service larger enterprises through the co-managed IT model. Based on the Company’s observations and conversations with its MSP partners, the Company is aware that its MSP partners service both large enterprises via a co-managed model as well as SMEs and believes that increased adoption of co-managed IT models presents a means for expansion of the Company’s market opportunity. However, the Company does not have access to, nor is it able to, monitor the specific types of IT needs of customers serviced by its MSP partners to independently assess which percentage of its MSP partners utilize the Company’s solutions to service larger enterprises through a co-managed IT model. In addition, the Company is not aware of specific data that is publicly available and readily accessible regarding the industry-wide number of MSP partners that provide services to larger enterprises using a co-managed IT model. Accordingly, the Company respectfully advises the Staff that it is unable to include disclosure with respect to the relative number of its MSP partners that provide services through a co-managed IT model.
Questions and Answers About the Separation and Distribution
What are the U.S. federal income tax consequences of the separation and the distribution?, page 16
3.Include an additional Q&A asking the following question: "Is the separation and distribution anticipated to be tax free to existing shareholders?" Your answer should be "Yes" or "No" with accompanying disclosure highlighting any uncertainties and the receipt of an opinion of counsel supporting a conclusion that the spin-off should be tax free to shareholders. Clarify whether the receipt of such an opinion is a waivable condition, and if waived, will the transaction proceed.
Response: In response to the Staff’s comment, the Company has added an additional Q&A on page 16 of Amendment No. 1.

Division of Corporation Finance
March 1, 2021

Risk Factors
“Because our long-term success depends upon our ability to operate our business internationally...”, page 25
4.We note your disclosure regarding the uncertainty regarding the impact of Brexit on your international operations during the Transition Period (December 31, 2020). Please update this disclosure to specifically address your UK operations and the reasonably known impact on cloud computing products sold to your UK customers.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1.
“If we sustain system failures, cyberattacks against our systems or against our offerings, or if we, our MSP partners...”, page 29
5.We note from SolarWind’s Form 8-Ks filed on December 14, 2020 and December 17, 2020 that you currently believe the actual number of customers that may have been impacted by the cyberattack or had an installation that contained the security vulnerability with respect to your Orion monitoring products to be fewer than 18,000, and the total amount of related revenues across all customers was approximately $343 million, or approximately 45% of the total revenues for the nine months ended September 30, 2020. Please tell us the number of SWI SpinCo’s MSP partners and their customers that may have been impacted by this cyberattack and the total amount of related revenues during the nine months ended September 30, 2020.
Response: Together with outside security professionals and other third parties, SolarWinds and the Company are conducting investigations into the Cyber Incident, which are on-going. However, based on these investigations to date, the Company has not located the malicious code identified in the Cyber Incident and known as Sunburst in any of the Company's solutions. The Sunburst malicious code was identified in SolarWinds’ Orion Software Platform, which is not a solution of the Company. Therefore, the Company advises the Staff that as of the date hereof, it currently does not believe that any of its MSP partners and their customers were impacted by the Cyber Incident due to the Sunburst malicious code being present within the Company’s solutions and that, as a result thereof, the amount of related revenues for the year ended December 31, 2020 is $0.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 74
6.Please revise to provide a description of the cyberattack attack, including a description of the costs and other consequences including related litigation; the risks that may remain undetected for an extended period; and a description of relevant insurance coverage. Your revised disclosures should discuss whether this attack represents a material event or uncertainty that is reasonably likely to have a material effect on your results of operations, liquidity, or financial condition or would cause reported financial information not to be necessarily

Division of Corporation Finance
March 1, 2021

indicative of future operating results or financial condition. We refer you to CF Disclosure Guidance: Topic No. 2. In addition, explain how you considered the recent cyberattack in your assessment of disclosure controls and procedures.
Response: In response to the Staff's comment, the Company has revised the disclosure on pages 35-37, 78 and 101 of Amendment No. 1. As previously described and disclosed in Amendment No. 1, based on SolarWinds' and the Company's investigations to date, the Company has not located the Sunburst malicious code in any of the Company's solutions. As a result, the Company does not currently believe that the Cyber Incident is reasonably likely to have a material effect on the Company's results of operations, liquidity or financial condition, and therefore does not deem disclosure relating to insurance coverage or litigation to be material to its results of operations. In addition, as of the date hereof, there is no litigation specific to the business of the Company that the Company believes would warrant additional disclosure. Finally, SolarWinds has evaluated its disclosure controls and procedures as of December 31, 2020, which review took into account the Cyber Incident, and has determined that they were effective as of December 31, 2020 at a reasonable assurance level.
Comparison of the Years Ended December 31, 2019 and 2018
Revenue, page 81
7.Please revise to disclose the percentage of your increased revenue attributable to new MSP partners versus existing MSP partners. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.
Response: The Company acknowledges the Staff’s comment and respectfully notes that Section III.B of SEC Release No. 33-8350 focuses on disclosures related to material information that promotes an understanding of a company's financial condition and operating performance. The Company respectfully advises the Staff that the Company does not believe distinguishing between increases in revenue driven by the addition of new MSP partners and increases in revenue attributable to growth from existing MSP partners would provide additional meaningful information that would be useful for investors as they evaluate the Company’s business. In particular, because the percentage of revenue growth attributed to adding new MSP partners versus expansion of existing MSP partners has varied over time, the Company does not believe that it serves as an indicator of future revenue mix and that disclosure of such information on a period-by-period basis could potentially be misleading to investors. Instead, the Company believes that providing the Company’s overall subscription revenue growth and annual net revenue retention, coupled with the information included in its disclosure on pages 79-80 of Amendment No. 1 regarding the key factors affecting its performance, provides investors with the information necessary to understand the Company’s financial condition and operating performance, as well as any material trends with respect thereto. Accordingly, the Company respectfully believes that providing these key factors promotes a more meaningful understanding of the Company’s operating performance and trends, including its effectiveness in expanding revenue from its new and existing MSP partners, without the risk of providing information that may be misleading to investors.

Division of Corporation Finance
March 1, 2021

Critical Accounting Policies and Estimates
Goodwill, page 87
8.We note that you assess qualitative factors to determine if it is more likely than not that goodwill might be impaired, which includes relevant events and circumstances affecting the reporting units. Please explain whether the recent cyberattack that inserted a vulnerability within your Orion monitoring products is an event that has caused you to revise your estimates and assumptions used in analyzing the value of your goodwill and if so, provide us with separate goodwill impairment analyses for both SolarWinds Corporation and SWI SpinCo. Furthermore, in order for us to better understand your analyses and response, please provide us with any proposed disclosures you plan to include describing how the recent events impact your key assumptions and estimates, and the goodwill allocated to each of your reporting units.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as previously described and disclosed in Amendment No. 1, based on SolarWinds' and its investigations to date, the Company has not located the Sunburst malicious code in any of the Company's solutions. The SWI SpinCo business is managed within the MSP goodwill reporting unit of SolarWinds Corporation. The Orion Software Platform products impacted by the Cyber Incident are within the SolarWinds Corporation Core IT goodwill reporting unit. As a result, the Company does not currently believe that the Cyber Incident is reasonably likely to have a material effect on the Company's results of operations, liquidity or financial condition; however, in connection with the SolarWinds analysis, the Company reviewed the significant inputs used to determine the fair value of the MSP reporting unit and how the Cyber Incident may impact its key assumptions that drive the estimated fair value. Refer to the below for a description of the analysis for both SolarWinds Corporation and SWI SpinCo.
SolarWinds Corporation:
In the fourth quarter, SolarWinds Corporation performed a qualitative assessment for its reporting units. As of October 1, 2020 the Core IT, Application Management, ITSM and MSP reporting units had allocated goodwill of $2.9 billion, $65.1 million, $286.2 million and $853.7 million, respectively. Core IT, Application Management, ITSM and MSP reporting units were estimated to have fair values that exceeded their carrying values by approximately 60%, 1,700%, 45%, and 140%, respectively, at that date. For the annual impairment assessment, SolarWinds Corporation assessed several events and circumstances that could affect the significant inputs used to determine the fair values of the reporting units, including the significance of the amount of excess fair value over carrying value, consistency of operating margins and cash flows, budgeted-to-actual performance from prior year, overall change in economic climate, changes in the industry and competitive environment, key management turnover, and earnings quality and sustainability. As of October 1, 2020, there were no unanticipated changes or negative indicators in the above qualitative factors that would impact the fair value of the reporting units as of the annual impairment assessment date. As such, SolarWinds Corporation determined there were no indicators of impairment and that it was not more likely than not that the fair value of each

Division of Corporation Finance
March 1, 2021

reporting unit was less than its carrying value and therefore performing the next step of impairment testing was unnecessary.
In December 2020, subsequent to the annual goodwill impairment assessment, SolarWinds Corporation became aware that it was the target of a cybersecurity attack that involved the insertion of the Sunburst malicious code within the Orion Software Platform, which, if present and activated in a customer's IT environment, could potentially allow an attacker to compromise the server on which the Orion products run. The Orion Software Platform is part of SolarWinds Corporation’s portfolio of products in their Core IT goodwill reporting unit. SolarWinds Corporation considered the impact of the Cyber Incident on their evaluation of goodwill impairment indicators made during the October 1, 2020 annual test. As part of the analysis, SolarWinds Corporation considered the decline in the stock price subsequent to the Cyber Incident, estimated impacts to new license sales, maintenance renewals and incremental costs as a result of the Cyber Incident and determined it appropriate to perform a quantitative assessment of the reporting units of SolarWinds Corporation as of December 31, 2020. As of December 31, 2020 SolarWinds Corporation's Core IT, Application Management, ITSM and MSP reporting units had allocated goodwill of $3.0 billion, $61.6 million, $286.2 million and $874.1 million, respectively. SolarWinds Corporation also engaged a third-party valuation specialist to assist in the performance of the impairment analysis of the reporting units.
For the quantitative goodwill impairment assessment performed as of December 31, 2020, SolarWinds Corporation utilized a combination of both an income and market approach to evaluate each of the reporting units. The income approach is based on the present value of projected cash flows and a terminal value. The discounted cash flow models reflect assumptions regarding revised revenue growth rates, estimated implications of the Cyber Incident to its cost structure, economic and market trends and other expectations about the anticipated operating results of their reporting units. SolarWinds Corporation discounted the revised estimated cash flows for each of the reporting units using rates that represent a market participant’s weighted average cost of capital commensurate with the reporting unit’s underlying business operations and utilized discount rates of 9%, 11%, 12% and 10% for the Core IT, Application Management, ITSM and MSP reporting units, respectively. The market approach develops an indication of fair value by calculating average market pricing multiples of revenues and EBITDA for selected peer publicly-traded companies. The developed multiples were applied to applicable financial measures of the respective reporting unit to determine an estimated fair value. While the weighting did not impact the result of the impairment assessment, SolarWinds Corporation applied a 66.7% weighting to the income approach and a 33.3% weighting to the market approach to arrive at the total fair value used for impairment testing. SolarWinds Corporation applied a greater weighting to the income approach as it believed the income approach is appropriately based on the specific reporting unit cash flows while considering the market expectations incumbent in the market approach. After determining the fair value of each reporting unit, SolarWinds Corporation reconciled the aggregate fair values of the reporting units to the SolarWinds Corporation market capitalization as of December 31, 2020. As a result of the analysis, the SolarWinds Corporation's Core IT, Application Management, ITSM and MSP

Division of Corporation Finance
March 1, 2021

reporting units were estimated to have fair values that exceeded their carrying values by approximately 15.6%, 3,357.4%, 17.4% and 125.3%, respectively, as of December 31, 2020, and therefore, no impairment was recognized.
SWI SpinCo:
As of December 31, 2020, SWI SpinCo had allocated goodwill of $874.1 million. Consistent with the discussion above, SWI SpinCo performed a quantitative goodwill impairment assessment as of December 31, 2020 utilizing a combination of both an income and market approach to evaluate its single reporting unit. SWI SpinCo discounted the revised estimated cash flows using a 10% discount rate which represents a market participant’s weighted average cost of capital commensurate with the underlying business operations. Consistent with SolarWinds Corporation, we applied a 66.7% weighting to the income approach and a 33.3% weighting to the market approach to arrive at the total fair value used for impairment testing. As a result of the assessment, SWI SpinCo was estimated to have a fair value that significantly exceeded its carrying value by more than 125% calculated above for the SolarWinds Corporation analysis as of December 31, 2020, and therefore no impairment was recognized.
The Company has revised its disclosure in Critical Accounting Policies and Estimates, Goodwill, on pages 95-96 of Amendment No. 1 to reflect the foregoing analysis and conclusion.
Note 5. Goodwill and Intangible Assets, page F-22
9.Please revise to disclose the weighted average amortization period in total and by major intangible asset class. We refer you to 350-30-10-50-1.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has disclosed in Note 4 of Amendment No. 1 the weighted average amortization period in total and by major intangible asset class related to each business combination from which the intangible assets originated in the period of acquisition in accordance with ASC 350-30-50-1.
Note 12. Commitments and Contingencies
Legal Proceedings, page F-31
10.Please tell us whether in the opinion of management, the recent cyberattack that inserted a vulnerability within your Orion monitoring products is expected to have a material adverse impact on SolarWind’s or SWI SpinCo’s business, results of operations, cash flows or financial position. With a view toward future disclosure, please provide us with the proposed disclosures that you plan to include regarding the possible loss contingency associated with this recent event. We refer you to the guidance in ASC 450-12-50 and SAB Topic 5Y.
Response: In response to the Staff's comment, the Company respectfully advises the Staff that it currently does not believe the Cyber Incident will have a material effect on SWI SpinCo's business, results of operations, cash flows or financial position. As a result, the Company does

Division of Corporation Finance
March 1, 2021

not currently believe there is a reasonably possible loss contingency associated with this event. In making this determination, the Company's management considered the likelihood of a material loss with respect to the ongoing SolarWinds' investigations, inquiries and claims related to the Cyber Incident and determined, at this time, there not to be a reasonably possible loss contingency that would be material to its business.
For a description of the impact of the Cyber Incident on the SolarWinds business, the Company respectfully refers the Staff to the disclosure contained in the Annual Report on Form 10-K filed by SolarWinds Corporation with the Commission on March 1, 2021.
Note 14 Subsequent Events, page F-32
11.Please tell us your consideration of disclosing the recent cyberattack as a subsequent event. If the incident constitutes a material non-recognized subsequent event, the financial statements should disclose the nature of the incident and an estimate of its financial effect, or a statement that such an estimate cannot be made. We refer you to the guidance in ASC 855-10-50.
Response: In response to the Staff’s comment, the Company advises the Staff that it has included disclosure regarding the recent Cyber Incident on pages 35-37, 78 and 101 of Amendment No. 1. In the Draft Registration Statement, subsequent events were evaluated up to December 4, 2020, which is the date that the financial statements included were available to be issued and were issued. As of this date there were no additional subsequent events to disclose. For Amendment No. 1, the Company has evaluated subsequent events after the balance sheet date of December 31, 2020 through the date the financial statements were issued on March 1, 2021 per the guidance in ASC 855-10-50.

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Division of Corporation Finance
March 1, 2021

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7090 if you have any questions regarding this letter or Amendment No. 1.
Very truly yours,

DLA Piper LLP (US)

/s/ Brent L. Bernell

Brent L. Bernell
Partner
DLA Piper (US) LLP
Enclosures

cc:	Jason Bliss (SolarWinds Corporation)
John Pagliuca (SolarWinds Corporation)
Tim O’Brien (SolarWinds Corporation)
John J. Gilluly III (DLA Piper LLP (US))
Drew M. Valentine (DLA Piper LLP (US))